UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

McDermott International, Inc.

(Exact name of registrant as specified in its charter)

REPUBLIC OF PANAMA	001-08430	72-0593134
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

757 N. Eldridge Parkway Houston, Texas		77079
(Address of principal executive offices)		(Zip Code)

Liane K. Hinrichs, 281-870-5697

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1 for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

McDermott International, Inc. (together with its consolidated subsidiaries, “McDermott,” “we” or “us”) is a leading engineering, procurement, construction and installation (“EPCI”) company focused on designing and executing complex offshore oil and gas projects worldwide. Providing fully integrated EPCI services, we deliver fixed and floating production facilities, pipeline installations and subsea systems from concept to commissioning. Operating in approximately 20 countries across the Atlantic, Middle East and Asia Pacific, our integrated resources include approximately 14,000 employees and a diversified fleet of marine vessels, fabrication facilities and engineering offices.

This Form SD is filed pursuant to Rule 13p-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (together with Form SD adopted by the SEC pursuant to its Release No. 34-67716, the “Conflict Minerals Rule”), for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”). The Conflict Minerals Rule addresses disclosure of certain information when a SEC registrant manufactures or contracts to manufacture products and any one or more of the minerals specified in the Conflict Minerals Rule are necessary to the functionality or production of those products. The specified minerals are gold, as well as columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). The “Covered Countries” for the purposes of the Conflict Minerals Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. During the Reporting Period, we manufactured, or contracted to manufacture, Projects (as described in the Conflict Minerals Report included as Exhibit 1.02 to this Form SD (the “Conflict Minerals Report”) and incorporated by reference into this Item 1.01) for customers and for which Covered Minerals were or may have been necessary to their functionality or production.

We conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of the Projects originated in the Covered Countries and whether any of such Covered Minerals may have been from recycled or scrap sources.

We commenced our RCOI process through engagement with substantially all of our suppliers. This initial supplier engagement included the following:

•	we transmitted to our suppliers an introductory communication, alerting them to the Conflict Minerals Rule and requesting information on the suppliers’ policies relating to the Covered Minerals and any information on industry-wide or other certification efforts that may be applicable to suppliers’ facilities and/or the products and/or materials suppliers provide to us; and

•	we issued follow-up communications to suppliers that generally sought information as to whether any materials supplied to us included any Covered Minerals from the Covered Countries.

We also determined, based on a review and analysis of our supplier base, specific suppliers that might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Projects (the “In-scope Suppliers”). The In-scope Suppliers were requested to provide information regarding the presence and sourcing of Covered Minerals used in the materials supplied to McDermott. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence. This supplier engagement consisted of the following steps:

•	an introductory communication was issued by McDermott to the In-scope Suppliers describing the compliance requirements, introducing them to Source Intelligence and requesting their cooperation in providing the requested information;

•	thereafter, Source Intelligence issued an initial communication to the In-scope Suppliers, providing further information on the compliance requirements, information on how to access the online platform and requesting completion of an Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”); and

•	following Source Intelligence’s initial communication, a minimum of three reminder emails were issued to each non-responsive In-scope Supplier, further requesting completion of the EICC-GeSI Template.

Of the responsive In-scope Suppliers, approximately 12% responded that Covered Minerals were contained within the products or materials they provided to McDermott, although none of the 12% could determine the country of origin of those Covered Minerals.

Because of the limited responses we received from the In-scope Suppliers and the nature of the responses we received from the In-scope Suppliers that did respond, we were not able to determine, through the RCOI process, whether any of the Covered Minerals used in the Projects originated from any of the Covered Countries. Accordingly, we undertook due diligence efforts (as described in the Conflict Minerals Report) and have included the Conflict Minerals Report as an exhibit to this Form SD, as required by the Conflict Minerals Rule.

Based on the results of the RCOI and the other due diligence efforts described in the Conflict Minerals Report, we determined that the Projects should be described as “DRC conflict undeterminable” (as defined in the Conflict Minerals Rule). However, McDermott does not know or have reason to believe that any of the Covered Minerals used in the Projects originated from the Covered Countries.

We have disclosed or will promptly disclose this Form SD, including the Conflict Minerals Report, on our publicly available Web site at: http://www.mcdermott.com/Ethics/Documents/McDermott_Conflict_Minerals_Policy_and_Filing.pdf.

Item 1.02	Exhibit.

McDermott has included the Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report.

EXHIBIT INDEX

Exhibit 1.02 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

McDermott International, Inc.

By:	/s/ Liane K. Hinrichs
Liane K. Hinrichs
Senior Vice President, General Counsel and
Corporate Secretary

Date: June 2, 2014